UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A. (Company) informs its shareholders and the overall market that the Board of Directors, in a meeting held today, approved proposal of the Company´s Board of Executive Officers, for payment of supplementary interest on shareholders´ equity, in the total amount of R$3,900,000,000.00, being R$0.351190748 per common share and R$0.386309823 per preferred share.

The shareholders who are registered in the Company’s records on December 29, 2025 (base date of entitlement) will benefit, and the shares will be traded "ex-supplementary interest on shareholders´ equity" as of 12.30.2025.

The payment will be made until 7.31.2026 by the net amount of R$0.298512136 per common share and R$0.328363349 per preferred share, considering the withholding income tax deduction of fifteen percent (15%), except for the legal entity shareholders who are exempt from such taxation, who will receive by the declared amount, and will be done as follows:

•	to the shareholders whose shares are deposited at the Company and who keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution appointed by them; and

•	to the shareholders whose shares are deposited at B3 S.A. - Brasil, Bolsa, Balcão, by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody.

The shareholders who do not have their data updated must go to a Bradesco Branch of their preference, with their Individual Taxpayer’s ID, Identification Document and proof of residence to update their information and receive the respective amounts to which they are entitled.

The interest on shareholders´ equity related to shares held in custody at B3 S.A. - Brasil, Bolsa, Balcão will be distributed to their holders by the respective custody agents.

Following, the statement of the amounts paid and payable related to 2025:

Amounts paid	R$
Monthly interest on shareholders’ equity related to the months from January to November of 2025	2,107,716,909.69
Interim interest on shareholders’ equity declared on 3.20.2025 paid on 10.31.2025.	2,300,000,000.00
Subtotal	4,407,716,909.69

Amounts payable	R$
Monthly interest on shareholders’ equity related to December/2025, to be paid on 1.2.2026	191,555,601.99
Interim interest on shareholders’ equity declared on 6.18.2025 to be paid until 1.31.2026.	3,000,000,000.00
Interim interest on shareholders’ equity declared on 9.18.2025 to be paid until 4.30.2026.	3,000,000,000.00
Supplementary interest on shareholders’ equity declared on 12.18.2025 to be paid until 7.31.2026	3,900,000,000.00
Subtotal	10,091,555,601.99

Total	14,499,272,511.68

Per share in R$

Espécie	Monthly interest on shareholders’ equity accrued in the year	Interim interest on shareholders´ equity of the 1st quarter of 2025	Interim interest on shareholders´ equity of the 2nd quarter of 2025	Interim interest on shareholders´ equity of the 3rd quarterof 2025	Supplementary interest on shareholders´ equity	Total
Common shares	0.206997912	0.207112492	0.270146729	0.270146729	0.351190748	1.305594610
Preferred shares	0.227697708	0.227823742	0.297161402	0.297161402	0.386309823	1.436154077

The supplementary interest on shareholders’ equity hereby approved represents, approximately, 20.4 times the monthly interest on shareholders’ equity paid, net of withholding income tax, and will be included in the calculation of the mandatory dividends for the fiscal year provided for in the bylaws.

Cidade de Deus, Osasco, SP, December 18, 2025

Cassiano Ricardo Scarpelli

Vice President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 18, 2025

BANCO BRADESCO S.A.

By:	/S/Cassiano Ricardo Scarpelli
Cassiano Ricardo Scarpelli Vice President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.